CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                October 23, 2018

VIA EDGAR CORRESPONDENCE

Frank Buda
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


        Re:           First Trust Exchange-Traded Fund II
                        File Nos. 333-143964; 811-21944
               --------------------------------------------------

Dear Mr. Buda:

      This letter responds to your comments, provided by telephone on October 1, 2018, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund II (the "Trust") with the Securities and Exchange Commission (the "Commission") on August 17, 2018 (the "Registration Statement"). The Registration Statement relates to the First Trust Dow Jones International Internet ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 - COVER PAGE

      Please ensure that the Fund's ticker is set forth on EDGAR once available.

RESPONSE TO COMMENT 1

      Pursuant to the Commission's request, the Fund agrees to set forth its ticker on EDGAR once available.

COMMENT 2 - FEE TABLE

      Please include a completed fee table and expense example at least five days prior to the effectiveness of the Registration Statement. Additionally, please include a footnote disclosing that "Other Expenses" are based on estimates for the current fiscal year.

RESPONSE TO COMMENT 2

      Pursuant to the Commission's request, the Fund has provided a completed fee table, including the requested footnote, and expense example, as set forth on Exhibit A.

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

      Please consider revising the first sentence of the second paragraph of the section entitled "Principal Investment Strategies" to clarify that the Index is designed to measure the performance of, rather than provide exposure to, the securities of non-U.S. issuers whose primary business focus is Internet-related.

RESPONSE TO COMMENT 3

      Pursuant to the Commission's request, the suggested revision has been made.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      Please revise the disclosure set forth in "Principal Investment Strategies" to include additional information regarding the S&P Global ex-U.S. Broad Market Index so that investors may better understand the securities in which the Fund may invest.

RESPONSE TO COMMENT 4

      Pursuant to the Commission's request, the following has been added as the third sentence of the second paragraph of the section entitled "Principal Investment Strategies":

            The S&P Global ex-U.S.Broad Market Index is a broad-based equity index that seeks to measure the performance of the global stock market, excluding the United States.

COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      The disclosure set forth in the parentheticals below may be confusing to investors. Please revise accordingly.

            In addition to the requirement that a company derive a majority of its revenue from Internet commerce or Internet services, the Index also excludes the securities of those companies that do not have a market capitalization of at least $1 billion (or $800 million for securities already comprising the Index) and a six-month median daily traded value of at least $5 million (or $4 million for securities already comprising the Index).

RESPONSE TO COMMENT 5

      Pursuant to the Commission's request, the referenced disclosure has been revised as follows:

            In addition to the requirement that a company derive a majority of its revenue from Internet commerce or Internet services, the Index also excludes the securities of those companies that do not have a market capitalization of at least $1 billion and a six-month median daily traded value of at least $5 million. Once included in the Index, a company must maintain a market capitalization of at least $800 million and a six-month median daily traded value of at least $4 million to remain eligible for inclusion in the Index.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      Please revise the following disclosure in plain English.

            The Index is weighted by float-adjusted market capitalization.

RESPONSE TO COMMENT 6

      Pursuant to the Commission's request, the referenced disclosure has been revised as follows:

            The Index is weighted according to free float (i.e. the amount available for trading) market capitalization.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES

      The Commission notes the disclosure set forth in the final sentence of the fifth paragraph of the section entitled "Principal Investment Strategies" regarding the types of companies to which the Index has "significant exposure." Please revise the disclosure to set forth the industry or group of industries in which the Index is concentrated.

RESPONSE TO COMMENT 7

      The referenced disclosure refers to those companies with common characteristics that constitute a principal risk to the Fund. This may include companies incorporated or headquartered in a specific country or geographic region or companies comprising a certain market sector or industry. The threshold used by the Fund for determining the companies to which it has significant exposure is lower than the threshold for determining concentration. Accordingly, the Fund believes that its current disclosure sufficiently addresses the Commission's concerns. As such, the Fund respectfully declines to revise the disclosure.

COMMENT 8 - PERFORMANCE

      Please disclose in correspondence the broad-based securities market index that the Fund intends to include in its disclosure, as required by Item 4(b)(2)(i) of Form N-1A.

RESPONSE TO COMMENT 8

      Pursuant to the Commission's request, the Fund intends to compare its average annual returns to those of the MSCI ACWI ex-USA Information Technology Index.

COMMENT 9 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

      The information required by Item 4 of Form N-1A is intended to be a summary of the more fulsome disclosure required by Item 9. Please revise according to the disclosure regime adopted by the Commission.

RESPONSE TO COMMENT 9

      The Fund's principal investment strategy is disclosed in Item 4. To the extent there is additional detail about the Fund's principal investment strategy that is not summarized in Item 4, but which is responsive to Item 9, the Fund has disclosed such detail in the Item 9 disclosure. In accordance with General Instruction C.3(a) of Form N-1A, which states that "information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus," the Fund respectfully declines to revise the Item 9 disclosure to repeat the Fund's principal investment strategy as requested.

COMMENT 10 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      If applicable, please consider revising "Asia Risk" to include any risks posed to the Fund as a result of the on-going trade disputes between China and the United States, as well as any other China-specific risks.

RESPONSE TO COMMENT 10

      Pursuant to the Commission's request, the disclosure has been revised accordingly.

COMMENT 11 - HOW TO BUY AND SELL SHARES

      Please revise the disclosure to specify what the IOPV calculation includes and does not include. For example, does the IOPV include operating fees and other accruals?

RESPONSE TO COMMENT 11

      The Fund respectfully submits that the disclosure requested by the Commission is already included in the second sentence of the second paragraph of the section entitled "How to Buy and Sell Shares - Share Trading Prices," which has been reproduced below:

            The IOPV is based on the current market value of the securities or other assets and/or cash required to be deposited in exchange for a Creation Unit and includes any expenses of the Fund.

COMMENT 12 - INDEX INFORMATION

      Please consider including much of this disclosure under Item 9 above as it provides a more detailed explanation of the Index's construction and therefore the Fund's principal investment strategies.

RESPONSE TO COMMENT 12

      Pursuant to the Commission's request, the Fund has deleted this section and relocated relevant portions of the disclosure to the section entitled "Additional Information on the Fund's Investment Objective and Strategies."

COMMENT 13 - STATEMENT OF ADDITIONAL INFORMATION

      The Statement of Additional Information contains the following disclosure:

            The Fund may not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries, except to the extent that the Fund's Index is based on concentrations in an industry or a group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.

      Please revise the disclosure to clarify that the Fund will be concentrated in an industry or group of industries to the extent that its Index is concentrated in an industry or group of industries.

      Additionally, please remove the reference to "other investment companies" or explain how this is consistent with the Commission's position that the Fund cannot ignore the investments of underlying funds in determining compliance with its concentration policy.

RESPONSE TO COMMENT 13

      Pursuant to the Commission's request, the Fund's seventh fundamental policy in the section entitled "Investment Objectives and Policies" has been revised as follows:

            The Fund may not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries, except to the extent that the Fund's Index is concentrated in an industry or a group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.

      Additionally, the following disclosure has been added to the section entitled "Investment Objectives and Policies":

            For purposes of applying restriction (7) above, to the extent the Fund invests in other investment companies, it will consider the investments of the underlying investment companies when determining compliance with restriction (7), to the extent the Fund has sufficient information about such investments.

COMMENT 14 - EXHIBITS

      Please file the Subscription Agreement and Authorized Participant Agreements utilized by the Fund as an exhibit to the Registration Statement, pursuant to Securities Act Rule 483.

RESPONSE TO COMMENT 14

      As a courtesy to the Commission, the Trust has previously filed a "Form Of" Authorized Participant Agreement and Subscription Agreement that the Fund has incorporated by reference. It respectfully declines to file any additional agreements as neither the Fund nor the Trust are a party to such agreements. Additionally, Item 28(h) of Form N-1A requires material contracts not made in the ordinary course of business to be filed. Given that such agreements are made in the ordinary course of business, Form N-1A does not require them to be filed.

COMMENT 15 - EXHIBITS

      Please file as an exhibit to the Registration Statement the relevant Index sub-license agreement between the Fund and First Trust.

RESPONSE TO COMMENT 15

      Pursuant to the Commission's request, the Fund represents that it will file the relevant Index sub-license agreement as an exhibit to the Registration Statement.

                                    ********

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                          Sincerely yours,

                                          CHAPMAN AND CUTLER LLP

                                          By: /s/ Morrison C. Warren
                                              -------------------------
                                                 Morrison C. Warren


PAGE>


                                   EXHIBIT A

FEES AND EXPENSES OF THE FUND

 The following table describes the fees and expenses you may pay if you buy and hold shares of the Fund. Investors purchasing and selling shares may be subject to costs (including customary brokerage commissions) charged by their broker, which are not reflected in the table below.

 SHAREHOLDER FEES
 (fees paid directly from your investment)
--------------------------------------------------------------------------------
 Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of
 offering price)                                                            None
--------------------------------------------------------------------------------

 ANNUAL FUND OPERATING EXPENSES
 (expenses that you pay each year as a percentage of the value of your investment)
     Management Fees                                                       0.65%
     Distribution and Service (12b-1) Fees                                 0.00%
     Other Expenses(1)                                                     0.00%
 -------------------------------------------------------------------------------
   Total Annual Fund Operating Expenses                                    0.65%
 ===============================================================================
 (1) "Other Expenses" is an estimate based on the expenses the Fund expects to incur for the current fiscal year.

 EXAMPLE

 The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling shares of the Fund in the secondary market.

 The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                           1 YEAR         3 YEARS
--------------------------------------------------------------------------------
                             $66            $208
--------------------------------------------------------------------------------